UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                       SEC File Number 0-12440

                                                      CUSIP Number 66975L 10 5

Form  10-Q  SB          For  Period  Ended:  December  31,  1997

Nothing  in  this  form  shall  be  construed to imply that the Commission has
verified    any  information  contained  herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART  I  --  REGISTRANT  INFORMATION

Full  Name  of  Registrant:

                         NOTE BANKERS OF AMERICA, INC.

Former  Name  if  Applicable:

Address  of  Principal  Executive  Office  (Street  and  Number):
City,  State  and  Zip  Code:

                           One Riverway, Suite 1700
                               Houston, TX 77056


                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                        (a)     The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

          [X]           (b)     The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant ceased business operations and disposed of its operating subsidiaries effectively November 6, 1997. Registrant presently employs no personnel and review of all financial statement items will not be completed in time to finish preparation of report.


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          M.  Stephen  Roberts          713-961-2696

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

          [X]  Yes  [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X]  Yes  [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     At the present time registrant conducts no active business and is essentially dormant. Business activity of Registrant conducted during the applicable quarter was minimal prior to cessation. Registrant conducted active business operations during the corresponding period for the prior fiscal year.

                         NOTE BANKERS OF AMERICA, INC.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    February  11,  1998                    By  /S/  M.  Stephen  Roberts
                                                    -------------------------
                                                         M.  Stephen  Roberts
                                                         President